Exhibit 21 - Page 1 of 9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
Phoenix Leasing Incorporated:

We have audited the accompanying consolidated balance sheets of Phoenix Leasing Incorporated (a California corporation) and subsidiaries as of June 30, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated balance sheets referred to above present fairly, in all material respects, the financial position of Phoenix Leasing Incorporated and subsidiaries as of June 30, 1995 and 1994, in conformity with generally accepted accounting principles.



San Francisco, California                                   ARTHUR ANDERSEN LLP
     September 8, 1995

                                                        Exhibit 21 - Page 2 of 9

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                               June 30,
                                                          1995         1994
                                                          ----         ----

Cash and cash equivalents                             $ 4,100,325  $ 5,880,532
Investments in marketable securities, at cost           7,298,771        2,923
Trade accounts receivable, net of
 allowance for doubtful accounts of $237,458
 and $167,837 at June 30, 1995 and 1994, respectively     913,437      748,958
Receivables from Phoenix Leasing Partnerships
 and other affiliates                                   3,975,262    5,806,921
Notes receivable from related party                     5,574,452    5,714,493
Equipment subject to lease                             17,044,686    2,118,116
Investments in Phoenix Leasing Partnerships             1,577,419      685,130
Property and equipment, net of
 accumulated depreciation and amortization
 of $10,457,763 and $9,698,164 at June 30,
 1995 and 1994, respectively                            7,669,302    7,771,869
Other assets                                            2,366,983    1,722,230
                                                      -----------  -----------

         Total Assets                                 $50,520,637  $30,451,172
                                                      ===========  ===========

                      LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

Short-term lines of credit                            $      --    $   750,000
Warehouse line of credit                               17,644,012         --
Payables to affiliates                                  5,832,765    2,812,408
Accounts payable and accrued expenses                   2,829,490    2,261,982
Deferred revenue                                        1,059,736      869,638
Long-term debt                                            229,390      421,756
Deficit in investments in Phoenix
 Leasing Partnerships                                   1,164,445    1,806,110
                                                      -----------  -----------

         Total Liabilities                             28,759,838    8,921,894
                                                      -----------  -----------

Minority Interests in Consolidated Subsidiaries            37,639      161,072
                                                      -----------  -----------

Commitments and Contingencies (Note 12)

Shareholder's Equity:

Common stock, no par value, 30,000,000 shares
 authorized, 5,433,600 shares issued and
 outstanding at June 30, 1995 and 1994, respectively       20,369       20,369
Additional capital                                      5,508,800    5,508,800
Retained earnings                                      16,193,991   15,839,037
                                                      -----------  -----------

         Total Shareholder's Equity                    21,723,160   21,368,206
                                                      -----------  -----------

         Total Liabilities and Shareholder's Equity   $50,520,637  $30,451,172
                                                      ===========  ===========

                     The accompanying notes are an integral
                       part of these financial statements.

                                                        Exhibit 21 - Page 3 of 9

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 30, 1995


Note 1. Summary of Significant Accounting Policies:

     a. Organization - Phoenix Leasing Incorporated and subsidiaries (the Company), a wholly owned subsidiary of Phoenix American Incorporated (PAI), is engaged in the organization and management of partnerships which specialize in the purchase and lease of primarily high-technology and data processing equipment. The partnerships purchase equipment directly from equipment vendors for lease to financial, commercial and industrial businesses and governmental agencies. The partnerships also finance transactions in the areas of microcomputers and emerging growth companies. The Company has also engaged in similar leasing activities for its own account. The Company also provides ongoing equipment maintenance services for end-users of high-technology data processing equipment and graphic plotters.

     b. Principles of Consolidation - The consolidated financial statements include the accounts of Phoenix Leasing Incorporated and its wholly- or majority-owned subsidiaries and subsidiaries over which the Company exerts control. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Except as otherwise explained below, minority interests in the net assets and net income or loss of majority-owned subsidiaries are allocated on the basis of the proportionate ownership interests of the minority owners.

     Three of the consolidated subsidiaries are California limited partnerships (the Partnerships) which are general partners of three of the Phoenix Leasing Partnerships. As of June 30, 1995, the Company held a 50% general partner ownership interest in two of the Partnerships and a 62.5% interest in the third. Under the terms of the partnership agreements, profits and losses attributable to acquisition fees paid to the Partnerships from Phoenix Leasing Partnerships are allocated to the limited partner (the minority owner in the Partnerships) in proportion to the limited partner's ownership interest. All remaining profits and losses are allocated to the Company. Distributions to the partners are made in accordance with the terms of the partnership agreement. The limited partner of each of the Partnerships is Lease Management Associates, Inc., a Nevada corporation controlled by an officer of the Company, who is the owner of PAI.

     c. Management, Acquisition and Incentive Fee Income - As of June 30, 1995, the Company is the corporate general partner in 17 actively operating limited partnerships and manager of 13 actively operating joint ventures, all of which own and lease equipment. Nine of the partnership agreements provide for payment of management fees based on partnership revenues and acquisition fees when the partnerships' assets are acquired. Seven of the limited partnership agreements provide for payment of management fees and liquidation fees (see discussion later in this footnote). One of the partnership agreements provides for a fee to be paid to the Company based on a percentage of the equity proceeds received by the partnership and a percentage of net income. Most of the joint venture agreements provide for a payment of management fees based on joint venture revenues.

     These partnerships and the joint ventures are collectively referred to as the "Phoenix Leasing Partnerships."

     d. Investments - Investments in Phoenix Leasing Partnerships reflect the Company's equity basis in the Phoenix Leasing Partnerships. Under the equity method of accounting the original investment is recorded at cost and is adjusted periodically to recognize the Company's share of earnings, losses and distributions after the date of acquisition. The Company has adopted the equity method of accounting on the basis of its control and significant influence over the Phoenix Leasing Partnerships.

     e. Liquidation Fee Income - The Company earns liquidation fees not to exceed 15% of the net contributed capital from seven of the partnerships in consideration for the services and activities performed in connection with the disposition of the partnerships' assets. Management of the Company concluded that the total liquidation fees to be earned over the life of these partnerships may not be fully realizable. Accordingly, the Company recognizes liquidation fee income when the fees are paid by the partnerships.

                                                        Exhibit 21 - Page 4 of 9

The Company received and recognized $3,221,000 and $3,929,000 in liquidation fees from these partnerships during the years ended June 30, 1995 and 1994, respectively.

     In three other partnerships, cash distributions received in excess of the allocated cumulative net profits represent a liquidation fee which cannot exceed, in the aggregate, 7.792% of the net contributed capital.

     f. Lease Accounting - The Company's leasing operations consist of both financing and operating leases. The finance method of accounting for leases records as unearned income, at the inception of the lease, the excess of net rentals receivable and estimated residual value over the cost of the leased equipment. Unearned income is amortized monthly over the term of the lease on a declining basis to provide an approximate level rate of return on the unrecovered cost of the investment. Initial direct costs of originating new leases are capitalized and amortized over the initial lease term.

     Under the operating method of accounting for leases, the leased equipment is recorded as an asset, at cost, and is depreciated on a straight-line basis over its estimated useful life, ranging up to six years. Rental income represents the rental payments due during the period under the terms of the lease.

     The Company is the lessor in leveraged lease agreements under which computer equipment having an estimated useful life of 5 years was leased for periods from 4-5 years. The Company is the equity participant and equipment owner. A portion of the purchase price was furnished by third-party financing in the form of long-term debt that provides no recourse to the Company and is secured by a first lien on the financed equipment.

     g. Property and Equipment - Property and equipment which the Company holds for its own use are recorded at cost and depreciated on a straight-line basis over estimated useful lives ranging up to 45 years.

     h. Income Taxes - The Company is included in consolidated and combined tax returns filed by PAI.

     i. Deferred Revenue - Deferred revenue is the result of selling maintenance contracts which provide service over a specific period of time. Deferred revenue is amortized on a straight-line basis over the service period not to exceed 5 years.

     j. Investments in Marketable Securities - Investments in marketable securities, which will be held to maturity, are stated at cost and consist primarily of United States government obligations. Interest is recognized when earned.

     k. Reclassification - Certain 1994 balances have been reclassified to conform to the 1995 presentation.

Note 2. Receivables from Phoenix Leasing Partnerships and Other Affiliates:

     Receivables from Phoenix Leasing Partnerships and other affiliates consist of the following:

                                                                June 30,
                                                           1995          1994
                                                           ----          ----

Management fees ...................................    $  330,158    $  846,027
Acquisition fees ..................................       102,994       514,685
Other receivables from Phoenix Leasing Partnerships     3,535,110     3,828,069
Receivable from PAI ...............................          --         483,800
Other receivables from corporate affiliates .......         7,000       134,340
                                                       ----------    ----------

                                                       $3,975,262    $5,806,921
                                                       ==========    ==========

Note 3. Investments in Phoenix Leasing Partnerships:

     The Company records its investments in Phoenix Leasing Partnerships under the equity method of accounting. The ownership interest percentages vary, ranging from .5% up to 25%. As general partner, the Company has complete authority in, and responsibility for, the overall management and control of each partnership, which includes responsibility for supervising partnership acquisition, leasing, remarketing and sale of equipment. Distributions of cash from the partnerships are made at the discretion of the general partner; historically, a significant portion of the partnerships' earnings has been distributed annually.

     A shareholder of PAI and officers of the Company also have general and limited partner interests in several of the partnerships.

                                                        Exhibit 21 - Page 5 of 9

     The activity in the investments in Phoenix Leasing Partnerships is as follows:

                                                          Year Ended June 30,
                                                          1995          1994
                                                          ----          ----

     Balance, beginning of year .................     $(1,120,980)  $  (945,797)

      Additional investments ....................         688,615          --
      Equity in earnings ........................       2,412,056     1,213,974
      Cash distributions ........................      (1,566,717)   (1,389,157)
                                                      -----------   -----------

     Balance, end of year .......................     $   412,974   $(1,120,980)
                                                      ===========   ===========

     The Company's total investments in Phoenix Leasing Partnerships are comprised of investments in certain partnerships which are subject to fluctuations due to partnerships' performances and timing of cash distributions. At times the investment in those partnerships will be a deficit.

     Certain of the partnership agreements requires the Company to restore any deficit in its capital account to zero at the dissolution of the partnership. This deficit is a result of cash distributions received and losses allocated to the Company. The Company has determined that in certain partnerships it will be unlikely that the deficit investment will reverse and as a result during the year ended June 30, 1993 the Company elected to make capital contributions prior to partnership dissolution totaling $2,028,733. As of April 1, 1992, the Company elected to forgo any future cash distributions from, and will not record its share of future earnings generated from the operations of, one of these partnerships. The Company has deferred any future cash distributions from two other partnerships. The Company believes that it would be likely that any future cash distributions received from these partnerships would have to be paid back at the dissolution of the partnerships. The Company will continue to record fee income earned from the management of, and acquisition of equipment for these partnerships.

     The aggregate positive investment and aggregate deficit investment balances are presented separately on the balance sheets as of June 30, 1995 and 1994.

     The partnerships own and lease equipment. All debt of the partnerships is secured by the equipment and is without recourse to the general partners. The unaudited financial statements of the partnerships reflect the following combined, summarized financial information as of June 30, 1995 and for the twelve months then ended:

     Assets .....................................               $215,090,000
     Liabilities ................................                 39,956,000
     Partners' Capital ..........................                175,134,000
     Revenue ....................................                 62,093,000
     Net Income .................................                 18,280,000

Note 4. Equipment Subject to Lease:

     Equipment subject to lease includes the Company's investments in leveraged leases, investments in financing leases and notes receivable.

     Equipment subject to lease consists of the following at June 30:

                                                          1995         1994
                                                          ----         ----

     Leverage leases ............................     $ 1,696,703  $ 1,990,343
     Investment in financing leases .............      13,284,177         --
     Notes receivable ...........................       2,063,806      127,773
                                                      -----------  -----------

                                                      $17,044,686  $ 2,118,116
                                                      ===========  ===========

                                                        Exhibit 21 - Page 6 of 9
     Leverage Leases:

     The Company's net investment in leveraged leases is composed of the following elements:

                                                           June 30,  June 30,
                                                             1995      1994
                                                             ----      ----

Rental receivable (net of principal and interest on the
 nonrecourse debt) ....................................$      --   $      --
Estimated residual value of leased assets .............  2,759,783   3,268,772
Less: Unearned and deferred income .................... (1,063,080) (1,278,429)
                                                       ----------- -----------

Investment in leveraged leases ........................  1,696,703   1,990,343
Less: Deferred taxes arising from leveraged leases .... (2,960,190) (2,773,840)
                                                       ----------- -----------

Net investment in leveraged leases ....................$(1,263,487)$  (783,497)
                                                       =========== ===========

     Investment in Financing Leases:

     The Company has entered into direct lease arrangements with companies engaged in the development of technologies and other growth industry businesses operating in different industries located throughout the United States.
Generally, it is the responsibility of the lessee to provide maintenance on leased equipment.

     The Company's net investment in financing leases consists of the following:

                                                             June 30,
                                                               1995
                                                               ----

     Minimum lease payments to be received .......         $ 17,731,628
     Less: unearned income .......................           (4,447,451)
                                                           ------------

     Net investment in financing leases ..........         $ 13,284,177
                                                           ============

     Minimum rentals to be received on noncancellable financing leases for the years ended June 30, are as follows:

     1996 ........................................         $ 4,478,150
     1997 ........................................           4,502,090
     1998 ........................................           4,422,824
     1999 ........................................           2,829,532
     2000 ........................................           1,475,565
     2001 and thereafter .........................              23,467
                                                           -----------

        Total ....................................         $17,731,628
                                                           ===========

     Notes Receivable:

     Notes receivable for the years ended June 30, are as follows:

                                                         1995         1994
                                                         ----         ----

     Notes receivable from emerging
      growth and other  companies  with stated
      interest ranging  from 10% to 18% per annum
      receivable  in  installments ranging from
      36 to 60 months, collateralized by
      the equipment financed .....................    $2,063,806   $  127,773
                                                      ==========   ==========


Note 5. Property and Equipment:

     Major classes of property and equipment are as follows:

                                                        Exhibit 21 - Page 7 of 9

                                                             June 30,
                                                       1995            1994
                                                       ----            ----

     Land ....................................    $  1,077,830     $  1,077,830
     Buildings ...............................       7,345,648        7,336,424
     Office furniture, fixtures and equipment        8,259,319        7,968,786
     Other ...................................         766,975          534,303
                                                  ------------     ------------

                                                    17,449,772       16,917,343
     Less accumulated depreciation and
      amortization                                 (10,457,763)      (9,698,164)
     Inventory held for resale ...............         677,293          552,690
                                                  ------------     ------------

     Net Property and Equipment ..............    $  7,669,302     $  7,771,869
                                                  ============     ============

     PAI owns its own headquarters building in San Rafael, California. The Company paid $7,749,476 to purchase the land and construct the building. The cost of construction was paid for with a combination of $2,749,476 in cash from the Company's operations and a $5,000,000 advance from PAI. The $5,000,000 advance is included as a reduction in receivable from Phoenix Leasing Partnerships and other affiliates. PAI has pledged the market value of the building as security for a $5,000,000 Industrial Revenue Bond ("IDB") which PAI has with the City of San Rafael, California. The principal of the IDB is payable in a lump sum payment on October 1, 2004. The Company paid $206,798 and $156,129 in interest payments related to the IDB during the year ended June 30, 1995 and 1994, respectively.

     As of June 30, 1995, a portion of the Company's headquarters has been leased to third parties. The remaining lease term is for 2 years and the minimum lease payments receivable are as follows:

      1996 ..........................................      $537,882
      1997 ..........................................       362,901
                                                           --------

         Total ......................................      $900,783
                                                           ========


Note 6. Investments in Marketable Securities:

     In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 115 - Accounting for Certain Investments in Debt and Equity Securities. The Company adopted this statement on July 1, 1994. This pronouncement prescribes specific accounting treatment for securities based on their classification as either held-to- maturity securities, trading securities or available-for-sale securities, as defined in the statement. All of the Company's investments meet the definition of held-to-maturity securities and, accordingly, are reported at amortized costs.

     The Company holds $7,000,000 face value U.S. Treasury Notes with the contractual maturities of these debt securities as of June 30, 1995 as follows:

                                                 Amortized      Estimated
                                                   Costs        Fair Value
                                                   -----        ----------

    Due in one year or less ...................  $4,202,115     $4,214,051
    Due in one through five years .............   3,096,656      3,142,908
                                                 ----------     ----------

    Total debt securities .....................  $7,298,771     $7,356,959
                                                 ==========     ==========


Note 7. Short-Term and Warehouse Lines of Credit:

     To provide interim financing for equipment and working capital needs, the Company executes lines of credit which consist of short-term notes with banks with interest rates equal to the prime rate or the banks' index rate. All lines of credit are renewable annually at the banks' option.

     As of June 30, 1995, the Company, through PAI, had access to one short-term line of credit totaling $2.5 million all of which was available for borrowing at June 30, 1995. Draw downs under this credit line are secured by the Company's receivable from Phoenix Leasing Partnerships.

                                                        Exhibit 21 - Page 8 of 9

     In addition, the Company has two secured short-term warehouse lines of credit totaling $35 million, which are used to provide interim financing for the acquisition of equipment and the financing of notes receivable. As of June 30, 1995, $17.6 million of these lines have been drawn down. The draw downs under these lines are collateralized by investments in financing leases and notes receivable included in equipment subject to lease. The interest rate is tied to the IBOR (Eurodollar) rate. The initial commitment period for these lines of credit is 18 months and may be extended to 36 months at the discretion of the bank. Principal payments are based on the lesser of the aggregate payments received by the Company on its leases and notes receivable or the aggregate principal and interest amount outstanding on the payment date of the credit line.

     In connection with the Company's lines of credit, various financial ratios and other covenants must be maintained. The Company has guaranteed its right, title and interest in certain of its assets and the future receipts from these assets in order to secure payment and performance of these credit lines.

     Additional information relating to the Company's short-term bank lines follows:

                                                        1995             1994
                                                        ----             ----

     Balance at June 30 .........................   $17,644,012     $   750,000
     Maximum amount outstanding .................    17,644,012       2,500,000
     Average amount outstanding .................     2,522,340       1,457,413
     Weighted average interest rate during
      the period                                            7.9%            6.2%


Note 8. Long-Term Debt:

     Long-term debt consists of the following:

                                                                June 30,
                                                             1995      1994
                                                             ----      ----

     Mortgage  payable at varying interest
      rates with an initial rate of 8.75%
      secured by a first deed of trust on
      real property with a cost of $250,000.
      Note is amortized over 83 months with
      monthly payments of $559 with a final
      payment of $122,151 .............................    $160,944  $167,650

     Note payable at 9.75% secured by
      computer equipment with a cost of
      $668,994.  Note is amortized over 46
      months with monthly payments of $16,887 .........      68,446   254,106
                                                           --------  --------

     Total long-term debt .............................    $229,390  $421,756
                                                           ========  ========

     The aggregate long-term debt maturities for the fiscal years ended June 30, are as follows:

     1996 .............................................    $ 74,920
     1997 .............................................       6,706
     1998 .............................................       6,706
     1999 .............................................       6,706
     2000 .............................................       6,706
     2001 and thereafter ..............................     127,646
                                                           --------

        Total .........................................    $229,390
                                                           ========

Note 9. Profit Sharing Plan:

     The Company has a profit sharing plan covering substantially all employees who meet certain age and service requirements. Contributions to the plan by the Company are made at the discretion of the board of directors. The profit sharing expense was $600,000 and $500,000 for the years ended June 30, 1995 and 1994, respectively.

                                                        Exhibit 21 - Page 9 of 9
Note 10. Leased Facilities:

     The Company leases office and warehouse space in various parts of the country and had annual rental expense of approximately $402,000 and $424,000 for the years ended June 30, 1995 and 1994, respectively.

Note 11. Transactions with Related Parties:

     The Company provides an interest bearing line of credit totaling $6,000,000 to PAI's controlling shareholder which is secured by common stock of Phoenix Precision Graphics, Inc. (an unaffiliated Nevada corporation). As of June 30, 1995 and 1994, $4,837,814 and $2,002,346 of this line of credit has been drawn down and is included in notes receivable from related party. As of June 30, 1995 and 1994, Phoenix Precision Graphics is in a start-up mode and has cumulative losses of $5,959,708 and $3,129,240, respectively.

     The Company provided an interest bearing line of credit totaling $1,000,000 to PAI's controlling shareholder which was secured by common stock of Phoenix Communications Incorporated and Phoenix Communications - LD, Inc. (unaffiliated Nevada corporations). As of June 30, 1994, $858,133 of this line of credit had been drawn down and is included in notes receivable from related party. This note was paid in full on October 17, 1994.

     The Company provided two interest bearing lines of credit each totaling $5,000,000 to PAI's controlling shareholder which were secured by common stock of Phoenix Fiberlink Incorporated and Phoenix Fiberlink II, Inc. (unaffiliated Nevada corporations). As of June 30, 1994, $2,854,014 of these lines of credit had been drawn down and are included in notes receivable from related party. These notes were paid in full on October 17, 1994.

     The Company provides an interest bearing line of credit to PAI's controlling shareholder, which is secured by common stock of Phoenix Fiberlink Inc. (an unaffiliated Nevada Corporation). As of June 30, 1995, $736,638 of this line of credit has been drawn down and is included in notes receivable from related party.

     The Company earned a management fee from affiliates of $678,947 and $325,624 for the years ended June 30, 1995 and 1994, respectively. This management fee is included in Fees from Phoenix Leasing Partnerships and affiliates.

     The Company paid an affiliate an asset management fee of $1,026,714 and $815,563 for the years ended June 30, 1995 and 1994, respectively. These asset management fees are included in equipment lease operations, maintenance, remarketing and administrative fees.

Note 12. Commitments and Contingencies:

     The Company has entered into agreements which contain specific purchase commitments. The Company may satisfy these commitments by purchasing equipment for its own account or by assigning equipment purchases to its affiliated partnerships. At June 30, 1995 the Company anticipates being able to satisfy its future obligations under the agreements and intends to assign most of the purchases under the agreements to its affiliated partnerships.

     The Company enters into commitments to purchase and sell high-technology equipment on behalf of a corporate affiliate. The Company is reimbursed for these services.

     The Company is party to legal actions which arise as part of the normal course of its business. The Company believes, after consultation with counsel, that it has meritorious defenses in these actions, and that the liability, if any, will not have a material adverse effect on the financial position of the Company.